FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May 2011

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is the script related to Registrant’s conference call held on May 17, 2011 after the announcement of Registrant's results for the quarter ending March 31, 2011.

This report on Form 6-K is being incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-160683) and the Registration Statements on Form S-8 (Registration Nos. 333- 158476, 333-96630, 333-132649, 333-123410, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated May 18, 2011	By:	/s/ Joann R. Blasberg
Joann R. Blasberg
Corporate Secretary

Gilat First Quarter 2011 Conference Call Script
17 May, 2011

Operator:
Ladies and gentlemen, thank you for standing by. Welcome to Gilat's First Quarter 2011 results conference call. All participants are at present in a listen-only mode. Following the management's formal presentation, instructions will be given for the question-and-answer session. As a reminder, this conference is being recorded.

I would now like to turn the call over to Marybeth Csaby from KCSA Strategic Communications to read the Safe Harbor statement. Marybeth, please go ahead.

Marybeth Csaby, KCSA - IR:
Thank you. Good morning and good afternoon everyone. Thank you for joining us today for Gilat's First Quarter 2011 results conference call.

A recording of this call will be available beginning at approximately noon Eastern Time today, May 17, until May 19, 2011 at noon. Our earnings press release and website provide details on accessing the archived call. Investors are urged to read the forward-looking statements in our earnings release, which state that statements made on this earnings call which are not historical facts, may be deemed forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements, including statements regarding future financial operating results, involve risks, uncertainties, and contingencies, many of which are beyond the control of Gilat and which may cause actual results to differ materially from anticipated results. Gilat is under no obligation to update or alter our forward-looking statements, whether as a result of new information, future events, or otherwise. We expressly disclaim any obligation to do so. More detailed information about risk factors can be found in our reports filed with the Securities and Exchange Commission.

That said, on the call today is Amiram Levinberg, Gilat's Chairman of the Board and Chief Executive Officer, and Ari Krashin, Chief Financial Officer.

Amiram, please go ahead.

Amiram Levinberg, Gilat Satellite Networks Ltd - Chairman of the Board and CEO:
Thank you, Marybeth. Good day, everyone.  I would like to begin by commenting on our activity during the first quarter, I will then turn the call over to Ari, who will walk you through the quarter’s financial results. Following our prepared remarks, we will open the call for questions.

The first quarter was highlighted by strong financial performance in our core business and a few key contract wins.

In addition, we recently announced a major contract with Optus for Australia’s NBN project. I will go into further details about this project later in my comments. I will also discuss Spacenet’s small but strategic acquisition of CICAT Networks.

This quarter’s revenues increased to $80 million, compared to $57.1 million in the first quarter of 2010.

Gross margins in Q1 reached 36% compared to 34% in the comparable quarter in 2010, and EBITDA margins were approximately 10%, versus about 6% in the first quarter of 2010.

On a non-GAAP basis, our operating income for the quarter was $3.9 million, up from $0.4 million of non-GAAP operating income in the comparable quarter of 2010.

Ari will provide you with more detail on our quarterly results later in the call.

Our North American business was strong in the first quarter, led by Spacenet’s commercial activity. We previously announced several wins in the gaming industry, some of which occurred in the first quarter of the year. Spacenet also received orders in the energy sector, and from enterprise and government customers.

I want to highlight one important deal that we signed this quarter, to provide services for FEMA – the US Federal Emergency Management Agency – as part of the Integrated and Public Alert Warning System. The contract calls for a network composed of two fully redundant NetEdge gateways at FEMA data centers that are connected to remote stations in all US states for emergency broadcast capabilities. The terminals inject emergency audio streams, such as to key radio and TV stations, to communicate information related to local and national emergencies. An interesting aspect of this network is that the remote stations need to be connected to both gateways for full redundancy. Currently, the emergency broadcast system is based on terrestrial networks, but if there is a disaster, satellite communication, like that enabled by Gilat’s network, is a more reliable technology for transmission.

We continue to see demand for managed network services, primarily based on our PrysmPro product. We recently received another industry award for PrysmPro, a 2011 NGN Leadership Award from the Next Generation Networks (NGN) Magazine.

A few weeks ago we announced Spacenet’s acquisition of CICAT Networks, a US nationwide provider of broadband network solutions.  CICAT Networks provides cost-efficient broadband connectivity for businesses with multi-site locations, mostly based on wire-line technology. This acquisition is part of Spacenet's strategy to expand its business in the broadband managed network services market and further leverages its core network management, call center and field services capabilities. The acquisition enables Spacenet to increase its addressable market and to offer an expanded range of connectivity options and managed network service solutions.

This is the first quarter we consolidate Wavestream in full in our quarterly results. While Wavestream contributed meaningfully to our  revenue and profitability this quarter, uncertainty and concern surrounding the US government budget cuts and the 2011 budget process slowed spending in the US defense industry in general, and also in Wavestream’s market. We think we will see the effects from these events mainly in Wavestream’s second quarter performance.  The recent passage of the long delayed Appropriation Bill for 2011 and the proposed Defense budget for 2012, which includes some growth in programs that are of interest to us, bolster our optimism in the defense business. We think that spending in the industry will increase in the second half of the year and onwards.  We remain well positioned to take advantage of new Defense opportunities and we continue to pursue our strategy to increase our presence in the Homeland Security and Defense markets.   We are confident in Wavestream’s leading SSPA technology and in the SSPA market’s long lasting potential.

We plan to focus Wavestream’s business also on new opportunities, such as commercial satellite broadcast and the International market. During the quarter Wavestream announced that HBO is now using the new Wavestream C-band Power Amplifiers for their video distribution. Internationally, Wavestream has increased its presence and Gilat's sales team has started to promote Wavestream products around the world.

Moving into our International VSAT business, this quarter we had strong business for cellular backhaul, enterprise and government applications. We had several cellular backhaul deals, both for our SkyAbis solution and SCPC modems.

We recently announced an agreement to be the primary VSAT provider for Gateway Communications, the largest provider of carrier solutions in Africa and the first SkyEdge II network is being deployed this quarter.

Our long-term partnership with Telecom Namibia continues to grow; we signed an agreement to provide a SkyEdge II Broadband Satellite Network to serve sites throughout Namibia.

Gilat to Home Peru S.A. was awarded its sixth contract from Peru's Agency for Promotion of Private Investment (ProInversion) in the past 12 years.  The contract to provide Internet access and telephony services throughout the country's rural regions is valued at $14.5 million and is expected to connect over 770 communities across rural Peru, providing more than 215,000 people access to essential communication services.

We also announced two new products this quarter: MLT-1000 and WebEnhance.

The MLT-1000 military satellite modem is our new military modem for Robust Tactical Satcom-on-the-Move applications. It is primarily focused on the International Defense market and it supports our objective to become a leading provider of satellite networking technology for the defense market. Its development is a result of our dedicated Defense R&D activity we initiated a little over a year ago.

In addition, we launched WebEnhance - the industry's first VSAT with upgradeable, high-capacity, multi Giga byte microSD memory – which we believe creates a competitive advantage for Gilat by providing the end-users with an improved web surfing  experience while reducing the operating expenses of the service providers. Our first customer for the product is GlobalSat from Mexico.

A couple of weeks ago, we announced that we signed a contract with Optus to provide hubs, VSATs and services to the Australian National Broadband Network Company as part of the First Release Satellite Service (FRSS).

The National Broadband Network (NBN) is an Australian Government initiative to deliver a nationwide broadband network for all Australians. It is the huge infrastructure project undertaken by the Australian Government - a planned investment of up to 43 billion Australian dollars over eight years. The network will be mostly based on fiber, with a small portion to be composed of satellite technology. NBN initiated the FRSS as an interim solution to provide high speed broadband connectivity to remote Australian residences, small businesses and indigenous communities. We are very proud to be part of this project.

For this interim solution, we will be providing Optus a turnkey VSAT network, which includes installation, maintenance and support. It will be based on some Optus Ku Band capacity and IPSTAR Ka/Ku multi-spotbeam capacity over Australia. This is our first deployment using IPSTAR capacity, which for the most part has used only internally supplied VSAT equipment up until now.

The initial network to be provided to Optus includes 11 hubs and 20,000 VSATs. The hubs are expected to be deployed during this year, while the VSATs are to be deployed over three years. Potentially, the network could grow to up to 48,000 VSATs, which in this case, including the services, could reach a deal size of $120 million.

That concludes our business overview. Now, I would like to turn the call over to Ari Krashin, our CFO, who will review the financials. Ari, please.

Ari Krashin, Gilat Satellite Networks Ltd – CFO:
Thank you, Amiram.

I would like to remind everyone that our financial results are presented both on a GAAP and non-GAAP basis. The GAAP financial results include the impact of SFAS-123R, the inclusion of stock based compensation expenses in the P&L, expenses related to our M&A activities during 2010 and 2011, amortization of tangible and intangible assets resulting from the Purchase Price Allocation and other one-time income. The reconciliation tables in our press release highlight this data and our non-GAAP information is presented excluding these items.

Now, moving to our financial highlights for the first quarter of 2011.

Our revenues for the first quarter of 2011 grew by 40% to $80 million, from $57.1 million in the comparable quarter of 2010. Of our quarterly revenue growth, approximately $15 million is attributable to Wavestream being consolidated in full for the first time. The rest of the increase in our business of about 14% is mostly from the roll-out of sites in connection with the recent wins of Spacenet in the gaming sector.

Our gross margin this quarter was approximately 36% compared to approximately 34% in the first quarter of 2010. On a Non-GAAP basis, our gross margin reached 39% compared to 35% last year. As we mention from time to time, our gross margin is affected quarter-to-quarter by the regions in which we operate and the type of deal we consummate. The improvement in our gross margin this quarter was attributed mainly to higher portion of equipment sales which typically carries higher margins.

Gross R&D expenses were $8.9 million this quarter compared to $4.7 million in the same quarter of 2010.. The increase in R&D expenses is primarily an outcome of the consolidation of Raysat Antenna Systems and Wavestream. The increase is also in line with our strategy and effort to develop new products for new markets and to enhance our current markets. R&D gross expenses might increase gradually throughout 2011 as we enter into new projects and face new requirements. We anticipate that the benefits from this spending will show in our revenues mainly in 2012 and onwards, as we introduce new and enhanced products to the defense market and to our commercial markets.

Selling, marketing, general and administrative expenses for the quarter were $19.7 million compared to $15.1 million for the same quarter last year.  The increase is primarily due to the consolidation of Raysat Antenna Systems and Wavestream as well as higher level of variable expenses related to the higher level of revenues.

EBITDA this quarter reached $8 million which represents an EBITDA margin of approximately 10% compared to $3.4 million, and an EBITDA margin of 6%, in the first quarter of 2010. The improvement in our EBITDA margin is in line with our management objectives and is primarily due to our higher level of revenues and the improvement in our gross margins.

Operating income for the quarter was $0.8 million, compared to $0.1 million in the first quarter of 2010. On a Non-GAAP basis, operating income was approximately $3.9 million in the first quarter of 2011, compared to $0.4 million in the comparable quarter of 2010.

Our tax expenses this quarter represent mainly non-cash changes in deferred tax assets on our balance sheet as a result of the acquisitions we made last year.

Net income for the quarter was $0.4 million, or 1 cent per diluted share, compared to $0.6 million, or 2 cents per diluted share, in the same quarter of 2010. On a non-GAAP basis, net income for the quarter was $2.6 million, or 6 cents per diluted share, compared to $1 million, or 2 cents per diluted share, in the same quarter of 2010.

Our financial position continued to be strong, as our total cash balances including restricted cash, net of short term bank credit, amounted to $60.7 million at the end of the quarter with a similar level of debt. Our trade receivables at the end of the quarter were $51.3 million, representing DSO of 58 days. Our shareholders' equity at the end of the quarter totaled $265.4 million.

Now I would like to turn the call back to Amiram. Amiram?

Amiram Levinberg, Gilat Satellite Networks Ltd - Chairman of the Board and CEO:
Thank you, Ari.

To summarize our call, we saw in Q1 an increase in revenues and strong gross and EBITDA margins.  The quarter was highlighted by growth in our business in terms of revenue as well as recent new customer wins and strategic build-out of our business.

Our strategy to increase R&D and invest in our future while we improve our profitability is continuing as planned. This includes our long-term goals in defense and military markets and we are broadening our scope in these markets with new products.

We continue to work hard to meet our management objectives, set at the beginning of the year, for revenues of over $330 million and EBITDA margin of 10%.

That concludes our review. We would now like to open the floor for questions. Operator, please?

Operator:
Thank you. Ladies and Gentlemen, at this time we will begin the question and answer session. If you have a question, please press *1.   If you wish to cancel your request please press *2.  If you are using speaker equipment kindly lift the handset before pressing the numbers. Your questions will be polled in the order they are received.    Please stand by while we poll for your questions.  The first question is from James Breen of William Blair.  Please go ahead.

James Breen, William Blair:
Thank you very much.  Just a couple questions, one, with respect to the revenue makeup during the quarter, can you talk about the split of government versus non-government revenue?  And then, also with respect to going forward and where you see growth coming from, you talked a little about the government segment but I think within the enterprise also, are there opportunities in both areas to continue the growth?

Ari Krashin, Gilat Satellite Networks Ltd – CFO:
Hi James this is Ari.  I mean, with respect to your first question, government versus non-government, basically the split we make is both with DoD defense stuff versus the enterprise, or the commercial business that we have.  Now, as I mentioned earlier, I mean the main numbering in those revenues is Wavestream’s, that we said it was approximately $15 million of the revenues. So actually if we take them out, meaning that the core, old Gilat business contributed something like $65 million this quarter which is, even that by itself, is a significant increase in the revenues.  Now going forward in respect to future opportunities in the enterprise market or the commercial market, obviously we announced recently the big project in Australia NBN.  We do see new opportunities in the enterprise market in North America, continuing roll outs of the lottery segment, also in international markets, some new opportunities are developing.  So obviously, going throughout the year, we do anticipate that there will see growth, both in the DoD market, in the government market as you call it, and also in our core business, commercial business.

James Breen, William Blair:
Great.  And do you think, has the pricing has been fairly stable in terms of some of the new contracts that you are signing up relative to the older ones?

Ari Krashin, Gilat Satellite Networks Ltd – CFO:
Yes.  Obviously it is also reflected in the gross margin, so we do feel quite comfortable with the gross margin even going forward and the pricing are quite stable.

James Breen, William Blair:
And then, just lastly, was there any meaningful impact from FX during the quarter?

Ari Krashin, Gilat Satellite Networks Ltd – CFO:
We mentioned that in our earlier calls, basically, obviously most of our revenues are nominated in US dollars.  So in respect of revenues, we don’t really see any fluctuation due to exchange rates.  But the expense side, being an Israeli company, some of our expenses are obviously in Israeli shekels, so what we try to do is hedge the shekels versus the dollar.  So currently we are hedged to the end of Q2, in an exchange rate of 3.64, something like that, and going forward obviously we try to protect the budget and once we see a good opportunity we will probably go ahead and hedge further along the way so we won’t be that sensitive to fluctuations in the exchange rate.

James Breen, William Blair:
Great, thank you very much.

Ari Krashin, Gilat Satellite Networks Ltd – CFO:
Thank you.

Operator:
If there are any additional questions, please press *1.  If you wish to cancel your request, please press *2.  Please stand by while we poll for more questions.  There are no further questions at this time.  Before I ask Mr. Levinberg to go ahead with his closing statement, I would like to remind participants that a replay of this call is scheduled to begin two hours after the conference.  In the US please call 1-888-782-4291.  In Israel, please call 03-9255928.  Internationally please call 972-3-9255928.  Additionally, a replay of this call will also be available on the company’s website, www.gilat.com.  Mr. Levinberg would you like to make your concluding statement?

Amiram Levinberg, Gilat Satellite Networks Ltd - Chairman of the Board and CEO:
I would just like to thank you all for joining us for this quarter’s call.  Have a good day, and goodbye.

Operator:
Thank you.  This concludes Gilat’s 1st quarter 2011 results conference call.  Thank you for your participation.  You may go ahead and disconnect.

(End of conference call)